SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

BROADWIND ENERGY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	88-0409160
(State of Incorporation	(I.R.S. Employer
or Organization)	Identification No.)

47 East Chicago Avenue, Suite 332
Naperville, Illinois	60540
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  0-31313

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Item 1.               Description of Registrant’s Securities to be Registered.

The following information describes the Company’s capital stock and provisions of the Company’s certificate of incorporation and bylaws.  This description is only a summary.  You should read and refer to the Company’s certificate of incorporation and bylaws, the forms of which have been filed with the Securities and Exchange Commission.

General

The Company’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of stock, par value $0.001 per share, which may be designated as one or more series of preferred stock by resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

Common Stock

The holders of common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote.  Generally, all matters to be voted on by stockholders must be approved by a majority in voting power of the stock having voting power present in person or represented by proxy.  However, questions governed expressly by provisions of the certificate of incorporation, bylaws, applicable stock exchange rules or applicable law require approval as set forth in the applicable governing document, stock exchange rule or law.  The election of directors shall be by plurality vote, and there is no cumulative voting for the election of directors.

The holders of common stock will be entitled to such dividends and other distributions of cash or any other right or property as may be declared by the Board of Directors out of the assets or funds legally available for such dividends or distributions.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of common stock would be entitled to share ratably, based upon the number of shares held, in assets that are legally available for distribution to stockholders after payment of liabilities.  If there is any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences.

The Company’s certificate of incorporation provides that holders of common stock shall not have any preference, preemptive right, or right of subscription, other than to the extent, if any, the Board of Directors may determine from time to time.

Provisions of the Company’s Certificate of Incorporation, Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws. The Company’s certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chief Executive Officer, the Chairman of the Board, president, or any two members of the Board of Directors.

Stockholders are not permitted to call, or to require that the Board of Directors call, a special meeting of stockholders.

Delaware Takeover Statute. The Company’s certificate of incorporation provides that the Company will not be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.  In general, Section 203 of the DGCL defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Item 2.               Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 8, 2009

BROADWIND ENERGY, INC.

/s/ Matthew J. Gadow
Matthew J. Gadow
Chief Financial Officer